[Letterhead of Goldman, Sachs & Co.]

June 23, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	J. Crew Group, Inc.

Filed on Form S-1

Registration No. 333-127628

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 13, 2006 and the date hereof 36,324 copies of the Preliminary Prospectus dated June 13, 2006 were distributed as follows: 32,354 to 8 prospective underwriters; 3,591 to 3,591 institutional investors; 335 to 2 prospective dealers; 24 to 24 individuals; 9 to 3 rating agencies and 11 to 8 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 10:00 A.M. on June 27, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO. As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

[Letterhead of J. Crew]

VIA EDGAR AND FACSIMILE

June 23, 2006

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-127628)

and Registration Statement on Form 8-A (No. 001-32927)

Dear Mr. Benson:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, the Registrant hereby requests acceleration of the registration statement on Form S-1 (Registration No. 333-127628) and the related registration statement on Form 8-A (Registration No. 001-32927), each at 10:00 a.m., Eastern Daylight Time, on June 27, 2006, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Mr. Matthew J. Benson, Esq.

Securities and Exchange Commission

p. 2

Very truly yours,

J. CREW GROUP, INC.

By:	/s/ Arlene S. Hong
	Name:	Arlene S. Hong
	Title:	General Counsel

cc:

Ellie Quarles

(Securities and Exchange Commission)

Robert E. Buckholz, Esq.

Catherine M. Clarkin, Esq.

(Sullivan & Cromwell LLP)

Jeffrey D. Karpf, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)

Howard B. Meltzer

(KPMG LLP)